EXHIBIT 99.3
                                                                    ------------


MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003, and MD&A for the three quarters ended March 31, 2004, June 30, 2004, and September 30, 2004.

This MD&A was written on February 23, 2005.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or the "Trust"). The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the year ended December 31, 2004, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

The Trust implemented new accounting policies in 2004 pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA"). The 2004 reported results were impacted as a result of differing presentation and disclosure under the new policies and instruments. In addition, certain amounts presented for comparative purposes have been restated as a result of the retroactive application of these new policies and instruments. See "Impact of New Accounting Policies" in this MD&A and Note 3 of the consolidated financial statements for a detailed description of the impact on reported results.


HIGHLIGHTS

(CDN$ millions, except per unit and volume data)     2004      2003    % Change
--------------------------------------------------------------------------------
Cash flow from operations (1)                       448.0     396.2          13
Cash flow from operations per unit (1)               2.45      2.61          (6)
Net income before taxes (2)                         215.6       191          13
Net income                                          241.7     284.6         (15)
Distributions per unit                               1.80      1.80          --
Payout ratio per cent (3)                              74        71           4
Daily production (boe/d) (4)                       56,870    54,335           5
--------------------------------------------------------------------------------

(1) Before changes in non-cash working capital.

(2) Represents net income after non-controlling interest and before the future income tax recovery.

(3) Based on cash distributions divided by cash flow from operations before changes in non-cash working capital.

(4) Reported production amount is based on company interest before royalty burdens.

o Unitholders of the Trust realized an annual total return of 35.8 per cent in 2004. The Trust unit price increased 21 per cent in 2004 from $14.74 per trust unit to $17.90 per trust unit and the Trust paid distributions of $1.80 per trust unit. The trust unit price responded to normal market conditions including exceptionally strong commodity prices.

o Production averaged 56,870 boe per day in 2004 compared to 54,335 boe in 2003. Production was above forecast due to incremental production from ARC's internal development program. Capital expenditures of $193.8 million were devoted to the 2004 development program and resulted in incremental production that offset natural production declines on existing properties. With ongoing internal development and optimization activities and the largest development capital program in the Trust's history, production volumes for 2005 are expected to average approximately 54,800 boe per day. Production for the three months ended December 31, 2004 averaged 56,179 boe per day. Capital expenditures of $47.7 million were committed to ARC's internal development program during the fourth quarter of 2004.

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--------------------------------------------------------------------------------

o ARC realized record cash flow of $448 million in 2004 and declared cash distributions of $330 million, resulting in a 2004 payout ratio of 74 per cent. The remaining $118 million of 2004 cash flow was used to fund $110.8 million of the 2004 capital expenditures and a $7.2 million contribution to the reclamation fund (inclusive of $1.2 million in interest income). ARC realized cash flow of $106.9 million for the three months ended December 31, 2004, an increase of 19.3 per cent over the fourth quarter of 2003. The Trust declared cash distributions of $83.5 million ($0.45 per unit) for the three months ended December 31, 2004.

o Earnings achieved in 2004 remained relatively constant as a percentage of cash flow compared to 2003. In 2004 the Trust's earnings of $241.7 million represented 54 per cent of cash flow. In 2003 earnings of $218.5 million, prior to a one time future income tax recovery of $66.1 million, represented 55 per cent of cash flow.

o During 2004 the West Texas Intermediate ("WTI") oil price reached an all time high price of US$55.17 per barrel and closed the year at US$43.45 per barrel. This increase in U.S. oil prices was partially offset by an increase in USD/CAD exchange rate that averaged the year at approximately $0.77 and ended the year at $0.83. The strength of oil prices throughout 2004 contributed to the record annual cash flow of $448 million. The Trust's hedging program offset some of the positive impact of historic high oil prices throughout the year as the Trust's oil hedges on approximately 50 per cent of production were locked in at lower prices for the majority of 2004.

o The AECO monthly natural gas price index traded in the $5.50 per mcf to $7.50 per mcf range during most of 2004 with the only exception in the month of November when the monthly index increased to $8.00 per mcf, in line with the increase in oil prices.

o In response to the current and anticipated future commodity price environment, the Trust has adjusted its hedging strategy. The Trust's risk management strategy is to manage the downside risk associated with volatility in commodity prices, which impact both cash flow and potentially cash distributions. The revised strategy focuses on managing the downside risk while allowing more participation in commodity price increases by the use of "floors" or "puts". Previously, the Trust focused on protection of the downside risk by giving up some or all of the upside potential in the event of commodity price increases. At December 31, 2004, the Trust had 41 per cent of its 2005 production hedged at average prices, net of premiums for the cost of the floors, of US$38 per barrel for crude oil and $6.90 per mcf for natural gas. The Trust, under its revised hedging strategy, has retained approximately 85 per cent of the upside on forecast production for 2005.

o The Trust's balance sheet strengthened in 2004 as the Trust's net debt to annual cash flow ratio declined to 0.6 times as at December 31, 2004. The strength in the balance sheet was attributed to the strong commodity prices during 2004 that enabled the Trust to fund 57 per cent of its 2004 capital expenditure program with cash flow rather than debt, and the fact the strengthening Canadian dollar decreased the Canadian equivalent of the Trust's long-term US$ debt by $21.9 million in 2004.

o The Trust continues to closely monitor both operating and general and administrative ("G&A") expenses. Operating costs declined to $6.71 per boe in 2004 from $7.10 per boe in 2003 primarily due to the disposition of high-cost properties and cost reductions achieved by the operations group. Cash G&A costs increased in 2004 to $1.03 per boe in 2004 versus $0.96 in 2003 in response to industry-wide cost pressure on cash compensation. In addition, the Trust incurred non-cash expenses of $8.1 million ($0.39 per boe). The increase in non-cash G&A expenses in 2004 was due to the implementation of a new long-term stock based incentive plan in 2004 and non-cash expense associated with the Trust Unit Rights Incentive Plan.

o The Trust's foreign ownership levels as at December 31, stood at approximately 25 per cent. The Federal Government has not proceeded with proposed legislation introduced as part of its March 2004 budget that would have resulted in the loss of mutual fund status for any trust whose foreign ownership levels exceeded 50 per cent, which in turn would have impaired the tax efficiency of the trust structure. In December 2004, the Minister of Finance shelved the proposed legislation until further consultation with the industry has occurred. It is uncertain as to whether the legislation will be redrafted and brought forward in a new format in the future or if the legislation will be permanently shelved. As a result of the proposed legislation, a select few trusts had reorganized, or proposed to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 per cent in order to retain their status as a mutual fund trust in the event that the proposed legislation is enacted. ARC will continue to monitor these developments and if it is deemed appropriate, amend its capital structure as necessary to maintain the integrity of its structure.

CASH FLOW FROM OPERATIONS

Cash flow from operations increased by 13 per cent in 2004 to $448 million from $396.2 million in 2003. The increase in 2004 cash flow from operations was primarily the result of higher commodity prices together with higher production volumes. Despite the 13 per cent increase in cash flow from operations in 2004, the per unit cash flow from operations decreased six per cent to $2.45 per trust unit from $2.61 per trust unit in 2003. On average there were 21 per cent more trust units outstanding in 2004 than in 2003, which contributed to the reduction in per unit cash flow from operations. The 2004 cash flow from operations included a cash loss of $86.9 million on commodity and foreign currency contracts, while 2003 cash flow included a loss of $20.3 million on commodity and foreign currency contracts,

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The following is a summary of variances in cash flow from operations from 2003 to 2004:

                                          $  MILLIONS   $ PER TRUST UNIT  % VARIANCE
2003 Cash flow from operations               $  396.2          $   2.61           --
------------------------------------------------------------------------------------
Volume variance                                  37.6              0.25            9
Price variance                                  105.1              0.69           27
Cash losses on commodity and
     foreign currency contracts (1)             (66.6)            (0.44)         (17)
Royalties                                       (26.1)            (0.17)          (7)
Expenses:
     Transportation                              (2.8)            (0.02)          (1)
     Operating                                    1.0              0.01            1
     Cash G&A                                    (2.3)            (0.02)          (1)
     Interest                                     5.2              0.03            1
     Taxes                                       (1.0)            (0.01)          --
     Realized foreign exchange gain (loss)        2.3              0.02            1
Other                                            (0.6)               --           --
Weighted average trust units                       --             (0.50)          --
2004 Cash flow from operations               $  448.0          $   2.45           13
------------------------------------------------------------------------------------

(1) Represents cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.

PRODUCTION

Production volumes averaged 56,870 boe per day in 2004 compared to 54,335 boe per day in 2003. The five per cent increase in 2004 production compared to 2003 resulted from a full year of production from the Star Oil &Gas Ltd. ("Star") properties that were acquired in April 2003, the net impact of non-core property dispositions, and positive results of the Trust's 2004 drilling program. The incremental production from the development program served to offset the natural production declines on existing properties.

PRODUCTION                              2004              2003         % CHANGE
--------------------------------------------------------------------------------
Crude oil (bbl/d)                     22,961            22,886               --
Natural gas (mcf/d)                  178,309           164,180                9
NGL (bbl/d)                            4,191             4,086                3
Total production (boe/d) (1)          56,870            54,335                5
--------------------------------------------------------------------------------
% Natural gas production                  52                50
% Crude oil and liquids production        48                50
--------------------------------------------------------------------------------

(1) Reported production for a period may include minor adjustments from previous production periods.

Natural gas production increased to 178.3 mmcf per day in 2004, a nine per cent increase compared to 2003 natural gas production of 164.2 mmcf per day. The increase was due primarily to a full year of natural gas production from the Star acquisition that closed in the second quarter of 2003. The Trust's 2004 percentage natural gas production increased slightly to 52 per cent from 50 per cent in 2003. The increase in the gas weighting of the Trust's production portfolio is the result of the Star acquisition that was more heavily weighted to natural gas production.

Oil production remained relatively consistent between 2004 and 2003 as new production from ARC's development program offset production declines on existing oil properties.

During the year the Trust drilled 194 gross wells (165 net wells) on operated properties; 47 gross oil wells (42 net) and 145 gross natural gas wells (121 net), most of which were shallow gas wells, and two dry holes for a total success rate of 99 per cent in 2004. Of the wells drilled in the year, approximately 25 wells were not tied in as of December 31, 2004, but are expected to be tied in during the first quarter of 2005.

In May 2004, ARC disposed of its Sundre properties in the Central Alberta area and a number of other minor properties. The disposed properties accounted for production of approximately 1,800 boe per day and proved plus probable reserves of 9,244 mboe. On June 8, 2004, the Trust acquired additional producing properties pursuant to the United Prestville corporate acquisition ("United Prestville"). Daily production from the acquired United Prestville properties was approximately 400 boe per day. On December 31, 2004, the Trust acquired additional production. Due to pursuant to the Harrington & Bibler corporate acquisition ("Harrington & Bibler") with approximately 720 boe per day of production. Due to the December 31, 2004 closing date of the Harrington & Bibler acquisition, 2004 production did not include any production from the newly acquired properties.

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--------------------------------------------------------------------------------

The following table summarizes the Trust's production by core area for 2004 and 2003:

                                                         2004                                        2003
-----------------------------------------------------------------------------------------------------------------------
CORE AREA (1)                           TOTAL      OIL        GAS       NGL      TOTAL        OIL       GAS        NGL
-----------------------------------------------------------------------------------------------------------------------
                                       (boe/d) (bbls/d)   (mmcf/d)  (bbls/d)     (boe/d)   (bbls/d)  (mmcf/d)  (bbls/d)
Central AB                              9,295     2,003      32.6     1,856       9,916      2,540      32.7     1,934
Northern AB & BC                       19,026     5,733      71.1     1,441      17,556      5,449      64.4     1,374
Pembina                                 7,433     3,742      17.5       772       7,353      3,808      17.3       655
SE AB & SW Sask.                       10,871     1,658      55.2        14      10,039      2,011      45.1        19
SE Sask.                               10,245     9,825       1.9       108       9,471      9,078       1.7       104
Total                                  56,870    22,961     178.3     4,191      54,335     22,886     161.2     4,086
-----------------------------------------------------------------------------------------------------------------------

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, SE is Southeast, SW is Southwest.

The Trust expects 2005 production to average approximately 54,800 boe per day. The 2005 production estimate incorporates incremental production from the planned $240 million capital program in 2005 in addition to 720 boe per day of incremental production from the acquired Harrington & Bibler properties.


COMMODITY PRICES PRIOR TO HEDGING

BENCHMARK PRICES                                       2004                  2003              % CHANGE
--------------------------------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                                   6.79                  6.67                     2
WTI oil (US$/bbl) (2)                                 41.43                 31.06                    33
USD/CAD foreign exchange rate                          0.77                  0.71                     8
WTI oil (CDN$/bbl)                                    53.81                 43.57                    24
--------------------------------------------------------------------------------------------------------

(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

The Canadian denominated oil price received by ARC and other Canadian energy companies was negatively impacted by the continued strength of the Canadian dollar with respect to the U.S. dollar during 2004. While crude oil prices reached a historic high of US$55.17 per barrel in 2004, the Canadian dollar also reached a 12 year high of US$0.85 in 2004. The strength of the Canadian dollar served to partially offset the impact of higher U.S. dollar denominated oil prices. Despite the 33 per cent increase in the US$ WTI oil price in 2004, relative to 2003, the Canadian dollar denominated oil price increased by only 24 per cent to $53.81 per barrel in 2004 compared to $43.57 per barrel in 2003. The Trust's realized oil price, before hedging, increased by 23 per cent to $47.03 per barrel in 2004 compared to $38.15 per barrel in 2003. The Trust's oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately five per cent of the Trust's liquids production.

The differential between the Edmonton posted price and field price widened in the fourth quarter of 2004. The average quality and transportation differential on the Trust's oil production was approximately $5.50 per barrel in the first nine months of 2004 and increased to $8.20 in the fourth quarter of 2004. The widening differential was due to a global oversupply of heavy oil and sour crude production into the market, which contributed to lower realized oil prices in the fourth quarter.

Alberta AECO Hub prices averaged $6.79 per mcf in 2004 compared to $6.67 per mcf in 2003. ARC's realized gas price, before hedging, increased by four per cent to $6.78 per mcf compared to $6.49 per mcf in 2003. ARC's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC realized $43.32 per boe in 2004, a 13 per cent increase over the $38.27 per boe received prior to hedging in 2003. ARC's reported price of $43.32 per boe in 2004 is not directly comparable to the $37.47 per boe price reported in 2003 as a result of new hedge accounting guidelines that were implemented in 2004. Under the new hedge accounting guideline, 2004 revenue and prices are presented prior to hedging gains or losses while 2003 revenue and prices are inclusive of realized hedging gains or losses. See "Impact of New Accounting Policies" in this MD&A and Note 3 of the consolidated financial statements for further discussion regarding the impact of Hedge Accounting that was implemented in 2004.

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--------------------------------------------------------------------------------

The following is a summary of realized prices in 2004 and 2003 before hedging activities:

ARC REALIZED PRICES (1) (2)                          2004      2003     % CHANGE
--------------------------------------------------------------------------------
Oil ($/bbl)                                         47.03     38.15           23
Natural gas ($/mcf)                                  6.78      6.49            4
NGL's ($/bbl)                                       39.04     32.19           21
Total commodity revenue before hedging ($/boe)      43.13     38.09           13
--------------------------------------------------------------------------------

(1) 2004 revenue and prices as reported above are prior to gains and losses on commodity and foreign currency contracts. All gains and losses on 2004 contracts are included in "loss on commodity and foreign currency contracts" in the statement of income as these contracts have not been designated as accounting hedges. 2003 reported prices are net of hedging gains and losses.
(2) 2003 prices have been reclassified to reflect prices prior to transportation costs.

The Trust has entered into foreign currency hedging contracts to minimize the impact that fluctuations in the USD/CAD exchange rate have on cash flow (see
Note 10 of the consolidated financial statements). In addition, the majority of the Trust's debt and certain of the Trust's transactions are denominated in U.S. dollars partially offsetting the negative impact of USD/CAD exchange rate fluctuations.

Reported prices reflect field prices net of quality differentials and prior to field transportation costs. This presentation standard was adopted in 2004. Prices reported in 2003 have been reclassified to reflect the same presentation. See "Impact of New Accounting Policies" in this MD&A and Note 3 of the consolidated financial statements for further discussion of the nature and impact of the transportation cost presentation.


REVENUE

Revenue before hedging increased to $901.8 million in 2004, an increase of 19 per cent compared to 2003 revenue before hedging of $759.1 million. Higher production volumes and significantly higher commodity prices contributed to the higher revenue in 2004. Revenue in 2003 included realized hedging losses of $16 million ($0.80 per boe) on commodity and foreign currency contracts. Net realized and unrealized losses on commodity and foreign currency contracts in 2004 have been presented as a separate component of revenue in the statement of income rather than being netted against revenue.

A breakdown of revenue is as follows:

REVENUE ($ THOUSANDS) (1) (2)                         2004       2003   % CHANGE
--------------------------------------------------------------------------------
Oil revenue                                        395,203    308,259         28
Natural gas revenue                                442,537    383,290         15
NGL's revenue                                       59,886     47,998         25
--------------------------------------------------------------------------------
Total commodity revenue                            897,626    739,547         21
Other revenue                                        4,156      3,636         14
Total revenue (2)                                  901,782    743,183         21
Total revenue before hedging (2)                   901,782    759,134         19
--------------------------------------------------------------------------------

(1) 2003 revenue has been reclassified to reflect revenue prior to transportation costs. Revenue and transportation costs both increased by $12 million in 2003 as a result of the reclassification.
(2) Revenue for 2003 includes cash hedging losses of $21.7 million and non-cash hedging gains of $5.7 million. There are no hedging gains or losses in the reported 2004 revenue amounts. Gains and losses on commodity and foreign currency contracts in 2004 have been reported separately in the statement of income.

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust's hedging activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board, which has the following objectives as its mandate:

o  protect unitholder return on investment;

o  provide for minimum monthly cash distributions to unitholders;

o employ a portfolio approach to hedging by entering into a number of small positions that build upon each other; o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,

o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

The Trust uses both options and swaps to manage exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Trust considers these contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate.

In response to the current commodity price environment, the Trust has updated its hedging strategy. Previously, the Trust's hedging portfolio consisted of a large number of costless transactions that mitigated the risk associated with downturns in commodity prices while limiting the Trust's upside participation in a rising price environment. The Trust's current strategy is to focus on price floor (put) structures that limit the Trust's exposure to downturns in commodity prices while allowing participation in commodity price increases.

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--------------------------------------------------------------------------------

During the fourth quarter, the Trust terminated certain crude oil and foreign currency contracts in response to its revised hedging strategy. The Trust paid $4.9 million to terminate certain contracts, consisting of a net payment (loss) of $29.4 million for the crude oil contracts and a net receipt (gain) of $24.5 million for the foreign currency contracts. Immediately following the termination of the contracts, the Trust entered into new crude oil floors and foreign currency swaps in accordance with its new hedging strategy. By terminating existing contracts and entering into the new contracts, the Trust was able to enter into contracts for a minimum specified price while maintaining the upside on most of the Trust's production. The $4.9 million paid by the Trust on termination has been recorded as a reduction of cash flow from operations in the fourth quarter.

The Trust's commodity and foreign currency hedging transactions are undertaken with financially sound, credit worthy counterparties, to reduce exposure to credit risk. All contracts require approval of the Trust's Risk Management Committee prior to execution.

The following is a summary of contracts in place as at December 31, 2004. Refer to Note 10 of the consolidated financial statements for complete details of contracts in place at December 31, 2004.

                                              2005                                            2006 AND BEYOND (3)
-------------------------------------------------------------------------------------------------------------------------
                                                                        PERCENTAGE
                                                                            UPSIDE
                                                         CONTRACT         RETAINED
                                                       PRICES NET            ABOVE
                                  CONTRACT            OF PREMIUMS         CONTRACT          CONTRACT            CONTRACT
                                VOLUME (2)            PRICE $ (1)        PRICE (1)        VOLUME (2)           PRICE (1)
-------------------------------------------------------------------------------------------------------------------------
Oil (bbl/d)                         13,000           US$38.06/bbl              83%               992        US$40.27/bbl
Natural gas (mcf/d)                 58,041            CDN$6.90/GJ              87%                --                  --
-------------------------------------------------------------------------------------------------------------------------
Total boe/d (2)                     22,674           US$35.67/boe              85%               992        US$40.27/boe
Total boe (3)                    8,277,093           US$35.67/boe              85%           181,000        US$40.27/boe
AECO/NYMEX basis (mcf/d)             5,863           US$0.865/mcf               --                --                  --
Foreign currency
   (sell US$) (4)         US$146.7 Million               CDN$1.21               --     US$13 Million            CDN$1.21
Electricity (MW/h)                       5                 $63.00               --                 5              $63.00
Interest rates (5)         US$62.5 Million        LIBOR+38.25 bps               --   US$62.5 Million     LIBOR+38.25 bps
-------------------------------------------------------------------------------------------------------------------------

(1) Oil prices, AECO basis and total boe prices are in US$; natural gas, foreign currency and electricity are in CDN$. Prices represent average prices as of December 31, 2004. Average hedged prices are net of premiums and are calculated with reference to futures pricing at year end, detailed contract prices are contained in Note 10 of the financial statements.

(2) Volumes represent average daily volume for oil, natural gas and electricity transactions for the entire period.

(3) The amounts presented for the remaining contract period represent contracts in place for commodity contracts to June 2006, for electricity until 2010 and for interest rate hedges until 2014.

(4) Total contract volume for foreign currency contracts represents the net USD notional amount for the respective term.

(5) A fixed interest rate of 4.62 per cent has been swapped to a floating rate of LIBOR plus 38.25 basis points.

For 2004 the Trust had contracts in place for approximately 64 per cent of liquids production and 37 per cent of natural gas production resulting in approximately 49 per cent of production being hedged. As at December 31, 2004, the Trust had approximately 41 per cent of total 2005 production hedged with 49 per cent of liquids production hedged (13,000 bbls per day) at a net average price of US$38.06 per bbl and approximately 34 per cent of natural gas production (61,233 GJ per day) is hedged at an average price of $6.54 per GJ. Average prices are net of hedging premiums and are calculated with reference to futures pricing at year end. The Trust is committed to pay $29.4 million of premiums relating to put contracts entered into for 2005. The premiums on the put contracts will be recorded as a realized hedge loss when payment is made in a future period. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

The table below illustrates ARC's average hedged price, total corporate price in 2005 and commodity hedge gains and losses as a result of the Trust's 2005 commodity hedging program in place as of December 31, 2004, at various commodity prices. The foreign exchange table illustrates the gains and losses pursuant to the Trust's foreign exchange hedges at various USD/CAD exchange rates.

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--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                            2005 COMMODITY PRICE AND
IMPACT OF 2005 HEDGING                                                  FOREIGN EXCHANGE RATE ASSUMPTIONS
--------------------------------------------------------------------------------------------------------------------------
Oil
Oil price per barrel (US$/WTI)                          $   30.00          $  40.00           $ 50.00           $   60.00
ARC's average hedged price (US$/barrel) (1)                 37.28             37.97             39.95               46.30
Average price on forecasted volumes (US$/WTI) (1)           33.56             39.01             45.09               53.31
Oil hedging gains (losses) (CDN$ millions) (2)               34.3              (9.2)              (47)                (73)
--------------------------------------------------------------------------------------------------------------------------

Natural Gas
Natural gas price per gigajoule (CDN$/GJ)               $    6.00          $   7.00           $  8.00           $    9.00
ARC's average hedged price (CDN$/GJ)                         6.43              6.77              7.56                8.25
Average price on forecasted volumes (CDN$/GJ)                6.16              6.93              7.85                8.74
Natural gas hedging gains (losses) (CDN$ millions)           14.9               2.8             (7.2)              (15.6)
--------------------------------------------------------------------------------------------------------------------------

Foreign Exchange
Foreign exchange rate (USD/CAD)                         $    0.78          $   0.80           $  0.82           $    0.84
Foreign exchange hedge gains (losses) (CDN$ millions)      (10.3)             (5.6)             (1.1)                 3.1
--------------------------------------------------------------------------------------------------------------------------

(1) Incorporates the impact of hedging premiums.
(2) Based on foreign exchange rate assumption of CDN/US$0.80.


GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS

Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a loss on commodity and foreign currency contracts of $86.1 million in 2004, consisting of an unrealized fair value loss of $4 million and a realized loss of $82 million.

The following is a summary of the gain (loss) on commodity and foreign currency contracts for 2004:

Commodity and Foreign Currency Contracts
                                                             CRUDE OIL &     NATURAL    FOREIGN       2004       2003
($ THOUSANDS)                                                    LIQUIDS         GAS   CURRENCY      TOTAL      TOTAL
----------------------------------------------------------------------------------------------------------------------
Realized cash (loss) gain
     on contracts (1)                                           (109,558)     (6,457)    29,106    (86,909)   (21,653)
Non-cash gain on contracts (2)                                        --       3,508      1,375      4,883      5,702
Non-cash amortization of opening deferred
     hedge (loss) gain (3)                                       (15,974)     (3,894)     5,293    (14,575)        --
Unrealized (loss) gain on contracts,
     change in fair value (4)                                     (4,749)     18,764     (3,482)    10,533         --
----------------------------------------------------------------------------------------------------------------------
Total gain (loss) on commodity and
     foreign currency contracts                                 (130,281)     11,921     32,292    (86,068)   (15,951)
----------------------------------------------------------------------------------------------------------------------

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2) Non-cash gains of $4.9 million and $5.7 million for 2004 and 2003, respectively, represent non-cash amortization of deferred commodity and foreign currency contracts.

(3) Represents non-cash amortization of the opening deferred hedge loss of $14.6 million to income over the terms of the contracts in place at January 1, 2004. The opening deferred hedge loss has been fully amortized at December 31, 2004.

(4) The unrealized loss on contracts represents the change in fair value of the contracts during the period. The fair value of the contracts was a loss of $14.6 million at January 1, 2004 and a loss of $4 million at December 31, 2004.

The 2004 $86.1 million loss on commodity and foreign currency contracts consisted of a realized (cash) loss of $86.9 million, an unrealized (non-cash) fair value loss of $4 million, and a non-cash gain of $4.9 million.

The unrealized loss on commodity and foreign currency contracts reflects the change in the fair value of commodity and foreign exchange contracts during each reporting period. To the end of the third quarter of 2004, the Trust had recorded an unrealized fair value loss of $63.6 million on commodity and foreign currency contracts. During the fourth quarter of 2004, the Trust recorded an unrealized gain of $59.6 million on commodity and foreign currency contracts to arrive at a net year-to-date loss of $4 million. The significant unrealized gain recorded in the fourth quarter was attributed to the termination of existing contracts and entering into new contracts at higher effective hedged prices. At the same time, the decrease in forward prices from September 30, 2004, to December 31, 2004, also contributed to the unrealized gain in the fourth quarter. In 2003 there were no unrealized gains or losses on commodity and foreign currency contracts, as all contracts were deemed to be effective accounting hedges up to December 31, 2003.

Page 8
--------------------------------------------------------------------------------

OPERATING NETBACKS

The Trust's operating netback, after realized hedging losses, increased six per cent to $23.46 per boe in 2004 compared to $22.16 per boe in 2003. The increase in netbacks in 2004 is due primarily to higher realized prices partially offset by increased hedging losses.

The netbacks incorporate realized losses on commodity and foreign currency contracts of $3.94 per boe for 2004, compared to losses of $0.80 per boe in 2003. Fair value loss on commodity and foreign currency contracts of $4 million in 2004 were not recorded as a reduction of the netback.

The components of operating netbacks are shown below:

                                                                                                        2004         2003
NETBACK                                                            OIL         GAS        NGL          TOTAL        TOTAL
--------------------------------------------------------------------------------------------------------------------------
                                                                ($/bbl)     ($/mcf)    ($/bbl)        ($/boe)      ($/boe)
Weighted average sales price (1)                                  47.03        6.78     39.04          43.13        38.09
Other revenue                                                        --          --        --           0.19         0.18
--------------------------------------------------------------------------------------------------------------------------
Total revenue                                                     47.03        6.78     39.04          43.32        38.27
Royalties                                                        (8.30)      (1.39)   (10.72)         (8.51)       (7.61)
Transportation (1)                                               (0.19)      (0.20)        --         (0.71)       (0.60)
Operating costs (3)                                              (8.46)      (0.93)    (5.28)         (6.71)       (7.10)
--------------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                          30.08        4.26     23.04          27.39        22.96
Loss on commodity and foreign
     currency contracts (2)                                      (9.41)      (0.05)        --         (3.94)       (0.80)
--------------------------------------------------------------------------------------------------------------------------
Netback after hedging                                             20.67        4.21     23.04          23.45        22.16
--------------------------------------------------------------------------------------------------------------------------

(1) 2003 revenue and transportation costs have been reclassified to reflect revenue prior to transportation costs. Previously, revenue was presented net of transportation cost. This reclassification did not impact the netback.

(2) Excludes unrealized fair value loss on commodity and foreign currency contracts of $4 million in 2004 (nil in 2003).

(3) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties increased to $8.51 per boe in 2004 compared to $7.61 per boe in 2003. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs remained unchanged at 20 per cent.

Operating costs, net of processing income, remained relatively consistent at $139.7 million in 2004 compared to $140.7 million in 2003. Operating costs per boe decreased five per cent to $6.71 per boe in 2004 compared to $7.10 per boe in 2003. Despite higher average production in 2004, total operating costs remained relatively constant as a result of two property divestitures, one in the third quarter of 2003 and one in the second quarter of 2004, which carried higher proportionate operating costs per boe. The increased natural gas weighting of the Trust's 2004 production also served to reduce operating costs in total and per boe as natural gas production typically incurs a lower operating cost than oil. In addition, cost adjustments on ARC's non-operated properties for pre-2003 production periods negatively impacted the Trust's operating costs in 2003. The cost savings realized in 2004 from higher cost property divestitures and increased natural gas production were somewhat offset by the impact of higher costs of services throughout the industry particularly for service rigs, trucking costs and mechanical services.

The Trust expects the trend of increasing costs to continue in 2005 as the demand for services is expected to continue at unprecedented levels. Consequently, ARC expects 2005 operating costs to increase slightly from 2004 levels to approximately $7.00 per boe.

Effective for 2004, ARC's transportation costs have been presented as an expense in the statement of income, whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of income are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates. For the majority of ARC's gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of ARC's oil production is sold at the outlet to the field oil battery. Consequently, there are higher transportation costs incurred directly by ARC with gas production due to the distance from the wellhead to the Hub. Transportation costs increased 18 per cent to $0.71 per boe in 2004 compared to $0.60 per boe in 2003.


GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties increased to $21.4 million ($1.03 per boe) in the 2004 from $19.1 million ($0.96 per boe) in 2003. Increases in cash G&A expenses in total and per boe for 2004 relative to 2003 were the result of the Star acquisition and increasing costs to manage the business associated with increased staff levels. As well, due to unprecedented levels of activity for ARC and for the industry as a

Page 9
--------------------------------------------------------------------------------

whole in 2004, the costs associated with hiring, compensating and retaining employees and consultants has risen. It is essential for the Trust to maintain competitive compensation levels to ensure that we continue to attract and retain the most qualified individuals.

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $8.1 million ($0.39 per boe) was recorded in 2004 compared to $3.5 million ($0.18 per boe) in 2003. This non-cash amount relates to both the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan.

The $5.2 million non-cash expense for the Rights Plan was determined based upon the prospective adoption of a fair value calculation. Only the rights that were issued on or after January 1, 2003 are subject to valuation and expense in the statement of income.

Previously, the Trust recorded compensation expense for the rights based on the intrinsic value methodology, which resulted in the expense amount being based on the underlying trust unit price at each period end. In accordance with CICA Handbook Section 3870, an entity may apply an intrinsic value methodology if it is impossible to estimate a fair value at grant date, and in particular, for situations where there is a declining exercise price which is subject to uncertainty. In the fourth quarter of 2004, the Trust adopted the fair value methodology of valuation of the rights based on certain assumptions and estimates. The Trust was enabled to determined fair value estimates given that the rights plan has now been discontinued, the remaining vesting period of rights is more determinable and there is more predictability regarding future distributions and future reductions in the rights exercise price. As the change in methodology qualifies as a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

The Trust has estimated the fair value of the rights issued in 2003 and 2004 based on the following assumptions and estimates:

                                                                           2004
--------------------------------------------------------------------------------
Expected annual dividend                                                $  1.80
Expected annual right's exercise price reduction                        $  0.72
Expected volatility                                                       13.2%
Risk-free interest rate                                                    3.7%
Expected life of rights (years)                                             1.1
Expected annual forfeitures (per cent)                                       --
--------------------------------------------------------------------------------

As at December 31, 2004, the fair value calculation resulted in cumulative expense of $8.7 million compared to the $10.2 million recorded as cumulative compensation expense to September 30, 2004, under the intrinsic value methodology. The $1.5 million was recorded as compensation recovery in the fourth quarter of 2004. The remaining future fair value of the rights of $3.7 million will be recognized in earnings over the remaining vesting period of the rights outstanding.

In March 2004 the Board of Directors upon recommendation by the Compensation Committee, approved a new Whole Unit Plan to replace the existing Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years. The Trust issued 226,837 RTU's and 128,908 PTU's to employees, officers and directors in 2004, of which 2,439 RTU's and 577 PTU's were subsequently forfeited in 2004. Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTU's to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income may fluctuate over time. The $1.9 million ($0.14 per boe) non-cash expense attributed to the new Whole Unit Plan is based on 352,729 committed trust units under the Whole Unit Plan as at December 31, 2004. The 2004 expense consists of a short-term portion of $1 million and a long-term portion of $1.9 million. Under the new Whole Unit Plan, a non-cash expense will be recorded each period in the statement of income. A realization of the expense and a resulting reduction in cash flow will occur each year when a cash payment is made upon vesting in the second quarter of each year. The Whole Unit Plan expense does not impact cash flow until a cash payment is made.

Page 10
--------------------------------------------------------------------------------

The following is a breakdown of G&A and trust unit incentive compensation expense:

G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE
($ THOUSANDS EXCEPT PER BOE)                                                     2004              2003         % CHANGE
-------------------------------------------------------------------------------------------------------------------------
G&A expenses                                                                   30,733            25,346               21
Operating recoveries                                                           (9,307)           (6,250)              49
-------------------------------------------------------------------------------------------------------------------------
Cash G&A expenses                                                              21,426            19,096               12
Non-cash compensation-- Rights Plan                                             5,171             3,470               49
Accrued cash compensation-- Whole Unit Plan                                     2,915                --               --
-------------------------------------------------------------------------------------------------------------------------
Total G&A and trust unit incentive
     compensation expense                                                      29,512            22,566               31
-------------------------------------------------------------------------------------------------------------------------
Cash G&A expenses per boe                                                        1.03              0.96                7
Total G&A and trust unit incentive
     compensation expense per boe                                                1.42              1.14               25
-------------------------------------------------------------------------------------------------------------------------

The Trust expects 2005 G&A costs, excluding non-cash G&A associated with the Trust's Rights Plan and Whole Unit Plan, to be approximately $1.25 per boe. In addition, the Trust expects 2005 non-cash G&A of approximately $0.30 per boe for the non-cash trust unit incentive compensation expense associated with the Rights Plan and Whole Unit Plan. The increasing G&A costs in 2005 are the result of higher compensation levels associated with hiring and retaining the most qualified employees and consultants as it is expected that the robust levels of activity will continue throughout the industry in 2005.


INTEREST EXPENSE

Interest expense decreased to $13.3 million in 2004 from $18.5 million in 2003. The decrease in interest expense is attributed to a lower average debt balance in 2004 compared to 2003 as a result of increased cash flow and a higher portion of the Trust's 2004 capital program having been cash funded.

On April 27, 2004, with the issuance of US$125 million of long-term notes, the Trust repaid all Canadian denominated debt. As at December 31, 2004, the Trust's debt balance was almost entirely U.S.-denominated fixed rate debt with an average rate of 4.86 per cent (3.81 per cent including the current impact of the interest rate swap contracts) and an average life of 6.5 years. With the issuance of the fixed rate notes and repayment of variable rate debt, the Trust's effective interest rate, before the impact of interest rate swaps, increased slightly.

In order to capitalize on low short-term interest rates in the United States, the Trust entered into interest rate swap agreements to convert US$62.5 million of fixed rate debt into floating rate debt at a rate equal to the three month LIBOR rate plus 38.25 basis points through to 2014. The Trust realized a cash gain of $1.4 million on the interest rate swap in 2004 and this amount has been netted against interest expense in the statement of income. The average rate on the interest rate swap was approximately 2.4 per cent during 2004.

The following is a summary of the debt balance and interest expense for 2004 and 2003:

INTEREST EXPENSE
($ THOUSANDS)                                                                 2004               2003           % CHANGE
-------------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                                                220,549            232,402                 (5)
     Fixed rate debt                                                       220,259             84,006                162
     Floating rate debt                                                        290            148,396               (100)
-------------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)                             14,675             18,482                (21)
Gain on interest rate hedge                                                 (1,355)                --                 --
Net interest expense (3)                                                    13,320             18,482                (28)
-------------------------------------------------------------------------------------------------------------------------

(1) Includes both long-term and current portions of debt.

(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

(3) 2003 interest expense excludes interest on convertible debentures.


FOREIGN EXCHANGE GAINS AND LOSSES

The Trust recorded a gain of $20.7 million ($1.00 per boe) on foreign exchange transactions compared to a gain of $18.6 million ($0.94 per boe) in 2003. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

Page 11
--------------------------------------------------------------------------------

The following is a breakdown of the total foreign exchange gain (loss):

FOREIGN EXCHANGE GAIN (LOSS)
($ THOUSANDS EXCEPT PER BOE)                                                  2004               2003            % CHANGE
--------------------------------------------------------------------------------------------------------------------------
Unrealized gain on U.S. denominated debt                                    21,923             18,700                  17
Realized (loss) on U.S. denominated
     debt repayments                                                        (3,495)                --                  --
Realized gain (loss) on U.S.
     denominated transactions                                                2,285               (136)                 --
Total foreign exchange gain                                                 20,713             18,564                  12
Total foreign exchange gain per boe                                           1.00               0.94                   6
--------------------------------------------------------------------------------------------------------------------------

TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $2.8 million in 2004 compared to $1.8 million in 2003. The increase in 2004 capital taxes was attributed to the higher taxable capital base as a result of the Star acquisition, as well as a lower installment base for the first quarter of 2003 due to prior year excess installments having been made.

In 2004 a future income tax recovery of $26.1 million was included in income compared to a $93.5 million recovery in 2003. The lower future income tax recoveries in 2004 relative to 2003 are due to a recovery of $66.1 million being recorded in 2003 as a result of reductions in future corporate income tax rates that became effective in 2003. The 2004 future income tax recovery of $26.1 million includes a recovery of $5.9 million due to the change in Alberta corporate income tax rates and the reduction in the Trust's future expected income tax rate. The current year recovery also includes a $1.4 million recovery due to the net derivative liability recorded on the balance sheet at December 31, 2004 pursuant to hedge accounting (nil in 2003).

In the first quarter of 2004 the Alberta government passed legislation to reduce provincial corporate income tax rates to 11.5 per cent from 12.5 per cent effective April 1, 2004. ARC's expected future income tax rate incorporating this rate reduction is approximately 34 per cent (35 per cent in 2003) compared to the current rate of approximately 39 per cent applicable to the 2004 income tax year.

Corporate acquisitions completed in 2004 resulted in the Trust recording a future income tax liability of $24.5 million due to the difference between the tax basis and the fair value assigned to the acquired assets. The amount of tax pools versus asset value is one of the parameters that impacts the Trust's acquisition bid levels.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any cash taxes will be paid by ARC Resources.


DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased slightly to $11.51 per boe in 2004 from $11.02 per boe in 2003. The higher DD&A rate is due to the Star acquisition in the second quarter of 2003 for which the Trust recorded a higher proportionate cost per barrel of proved reserves of the acquired Star properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2004 has resulted in higher accretion expense in 2004.

A breakdown of the DD&A rate is a follows:

DD&A RATE
($ THOUSANDS EXCEPT PER BOE AMOUNTS)                                          2004               2003            % CHANGE
--------------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                                          235,094            215,593                   9
Accretion of asset retirement obligation (2)                                 4,580              2,958                  55
--------------------------------------------------------------------------------------------------------------------------
Total DD&A                                                                 239,674            218,551                  10
DD&A Rate per boe                                                            11.51              11.02                   4
--------------------------------------------------------------------------------------------------------------------------

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.

(2) Represents the accretion expense on the asset retirement obligation during the period.

The costs subject to depletion included $42.3 million relating to the capitalized portion of the asset retirement obligation as at December 31, 2004 ($41.1 million as at December 31, 2003), net of accumulated depletion.

Page 12
--------------------------------------------------------------------------------

GOODWILL

The goodwill balance of $157.6 million arose as a result of the acquisition of Star in 2003. The goodwill balance was determined based on the excess of total consideration paid, plus the future income tax liability, less the fair value of the assets for accounting purposes acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of December 31, 2004.


CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding acquisitions and dispositions, totaled $193.8 million in 2004 compared to $155.8 million in 2003. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. The significant increase in 2004 capital expenditures relative to 2003 is due to a larger capital development program in 2004 to capture value from increased development opportunities as a result of the Star acquisition.

In addition to the capital expenditures, the Trust completed net property dispositions of $58.2 million, net of post closing adjustments, in 2004. The Trust also completed two corporate acquisitions, United Prestville in June 2004, for total consideration of $30.6 million and Harrington & Bibler in December 2004, for total consideration of $41.4 million. Both corporate acquisitions were undertaken by the Trust to increase the Trust's ownership interest in existing key properties.

The capital expenditures resulted in an increase in oil and gas reserves, before dispositions, as detailed in the February 16, 2005, Year End Reserves press release.

A breakdown of capital expenditures and net acquisitions is shown below:

CAPITAL EXPENDITURES
($ THOUSANDS)                                                                 2004               2003            % CHANGE
--------------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                                   5,388              5,671                  (5)
Drilling and completions                                                   144,487            110,277                  31
Plant and facilities                                                        41,089             36,457                  13
Other capital                                                                2,820              3,359                 (16)
--------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                                 193,784            155,764                  24
Producing property acquisitions (1)                                           (529)            14,783                (104)
Producing property dispositions (1)                                        (57,691)          (176,392)                 67
Corporate acquisitions (2)                                                  72,009            721,590                 (90)
--------------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                            207,573            715,745                 (71)
Total capital expenditures financed with cash flow                         110,846            106,625                   4
Total capital expenditures financed with debt & equity                      96,727            609,120                 (84)
--------------------------------------------------------------------------------------------------------------------------

(1) Value is net of post-closing adjustments.

(2) Represents total consideration for the transactions, including fees but is prior to the related future income tax liability and working capital assumed on acquisition.

ARC expects to undertake significant development projects in 2005 to fully execute the capital program of approximately $240 million.


ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At December 31, 2004, the Trust has recorded an Asset Retirement Obligation ("ARO") of $73 million ($66.7 million at December 31, 2003) for future abandonment and reclamation of the Trust's properties. The ARO increased by $4.9 million during 2004 as a result of liabilities associated with the acquisitions of United Prestville and Harrington & Bibler and with additional wells drilled in 2004, partially offset by the sale of properties in the second quarter of 2004. The ARO further increased by $4.6 million for accretion expense in 2004 ($3 million in 2003) and was reduced by $3.2 million ($2.2 million in 2003) for actual abandonment expenditures incurred in 2004. The Trust did not record a gain or loss on actual abandonment expenditures incurred in 2004 as the costs closely approximated the liability value included in the ARO.

ARC contributed $6 million cash to its reclamation fund in 2004 ($5.5 million in 2003) and earned interest of $1.2 million ($0.7 million in 2003) on the fund balance. The fund balance was reduced by $3.1 million for cash-funded abandonment expenditures in 2004 ($1.9 million in 2003). This fund, invested in money market instruments, was established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year

Page 13
--------------------------------------------------------------------------------

over 20 years in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred over the next 61 years.


CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

A breakdown of the Trust's capital structure is as follows:

($ THOUSANDS EXCEPT PER UNIT AND PER CENT AMOUNTS)                                             2004                  2003
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                              211,834               223,355
Short-term debt                                                                               8,715                 9,047
Working capital deficit (surplus) excluding short-term debt (1)                              44,293                29,669
--------------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                                        264,842               262,071
Units outstanding and issuable for exchangeable shares (thousands)                          188,804               182,777
Market price per unit at end of period                                                        17.90                 14.74
Market value of trust units and exchangeable shares                                       3,379,592             2,694,133
Total capitalization (2)                                                                  3,644,434             2,956,204
--------------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                                               7.3%                  8.9%
Net debt obligations                                                                        264,842               262,071
Cash flow from operations                                                                   448,033               396,180
Net debt to cash flow                                                                           0.6                   0.7
--------------------------------------------------------------------------------------------------------------------------

(1) The 2004 working capital deficit excludes the balances for commodity and foreign currency contracts.

(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

On April 27, 2004, the Trust completed the issuance of US$125 million of long-term secured notes ("US Notes") via a private placement to a small group of Canadian and United States financial institutions and insurance companies. The notes were issued in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

The Trust consolidated its five credit facilities into one syndicated credit facility with a total borrowing base of $620 million in the second quarter of 2004. The syndication of the credit facilities did not impact the Trust's borrowing base nor did it impact other key terms of the credit facility such as security or covenants. Borrowing rates under the syndicated facility decreased slightly. ARC Resources' and ARC (Sask) Trust's oil and gas properties continue to secure the debt. The next annual credit review will occur in April 2005 with the expectation that the current agreement will be renewed under identical or similar terms and conditions.

The following is a summary of total debt outstanding at the end of the year:

TOTAL DEBT
($ THOUSANDS)                                                                                  2004                  2003
--------------------------------------------------------------------------------------------------------------------------
Revolving credit facilities
      Working capital facility, current                                                         290                    --
      CAD credit facility, 364 day revolving                                                     --               111,298
      USD credit facility, 364 day revolving                                                     --                37,098
Senior secured notes (1)
      US$35 million, 8.05%, 2004 - 2008                                                      33,701                45,234
      US$30 million, 4.94%, 2006 - 2010                                                      36,108                38,772
Long-term notes (1)
      US$62.5 million, 4.62%, 2009 - 2014                                                    75,225                    --
      US$62.5 million, 5.10%, 2011 - 2016                                                    75,225                    --
--------------------------------------------------------------------------------------------------------------------------
Total debt outstanding, long-term and current                                               220,549               232,402
Current portion of debt                                                                       8,715                 9,047
Long-term portion of debt                                                                   211,834               223,355
--------------------------------------------------------------------------------------------------------------------------

(1) Both the senior secured notes and the long-term notes rank pari passu to the revolving credit facilities.

Concurrent with the issuance of the Long-term Notes, the Trust entered into interest rate swap transactions to effectively convert the fixed interest rate on US$62.5 million of the US Notes into a floating rate, based on the three month LIBOR rate plus 38.25 basis points, in order to capitalize on historic low interest rates in the United States. As a result, the Trust effectively issued US$125 million notes at an average rate of 3.3 per cent, with this rate increasing by one half of a percentage point for every one percentage point increase in short-term U.S. interest rates. The short-term US LIBOR interest rate was 2.6 per cent at December 31, 2004.

Page 14
--------------------------------------------------------------------------------

As at December 31, 2004, the Trust had a working capital deficiency excluding short-term debt, of $48.3 million. Included in the working capital deficit is a net current liability of $4 million for the fair value loss on commodity and foreign currency contracts under new hedge accounting guidelines implemented in 2004. Excluding the Trust's net current liability for commodity and foreign currency contracts and short-term debt, the Trust had a working capital deficit of $44.3 million at December 31, 2004.

The Trust's working capital deficit, excluding the net liability for commodity and foreign currency contracts, was significantly higher at December 31, 2004, compared to December 31, 2003. The Trust fully funded the $41.4 million Harrington & Bibler acquisition on December 31, 2004, with cash.

December 31, 2004, net debt to total capitalization was 7.3 per cent and net debt to annual 2004 cash flow was approximately 0.6 times (0.7 times as at December 31, 2003).

The Trust intends to finance a portion of the $240 million 2005 capital program with cash flow, proceeds of the distribution reinvestment program and the remainder will be financed with debt.


UNITHOLDERS' EQUITY

At December 31, 2004, there were 188.8 million trust units issued and issuable for exchangeable shares, a three per cent increase from the 182.8 million trust units issued and issuable for exchangeable shares at December 31, 2003. The increase in the number of trust units outstanding is attributable to two million trust units issued as consideration for the acquisition of United Prestville at a price of $15.00 per trust unit, 1.9 million trust units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") at an average price of $14.72 per trust unit, 1.7 million trust units issued pursuant to the exercise of employee rights at an average price of $11.70 per trust unit, and 0.4 million trust units issued upon conversion of exchangeable shares.

The Trust made its final issuance of 27,000 additional rights under the Rights Plan during the first quarter of 2004. There will be no future issuances of rights as the rights plan was replaced with a new Whole Unit Plan in the second quarter of 2004. The existing rights plan will be in place until the remaining three million rights outstanding as of December 31, 2004, are exercised or cancelled. The holder has the option to exercise the rights at the original grant price or a price that is adjusted downward over time by the amount, if any, of the annual distributions that exceed 10 per cent of the net book value of the property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase three million trust units at an average adjusted exercise price of $10.92 were outstanding at December 31, 2004. These rights have an average remaining contractual life of 3.1 years and expire at various dates to March 22, 2009. Of the rights outstanding at December 31, 2004, a total of 0.8 million were exercisable at that time.

The Whole Unit Plan introduced in March 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have trust units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.


NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares of ARC Resources Ltd. ("ARL") in accordance with new accounting requirements pursuant to the Canadian Institute of Chartered Accountants Emerging Issues Committee's Pronouncement 151 ("EIC-151") (see "Impact of New Accounting Policies" in this MD&A and Note 3 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties represent a non-controlling interest in the subsidiary.

The exchangeable shares of ARL are publicly traded and therefore are transferable to third parties. In all circumstances, including in the event of the liquidation or insolvency of ARL, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. The Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time. Over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before August 29, 2012.

The non-controlling interest in 2004 of $36 million ($36.3 million in 2003) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2004 and 2003 net income, respectively, of $4 million and $5.6 million, represents the net income attributable to the exchangeable shareholders for 2004 and 2003. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the book value of the trust units issued.

As at December 31, 2004, there were 1.8 million exchangeable shares of ARL outstanding at exchange ratio of 1.67183 whereby three million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust

Page 15
--------------------------------------------------------------------------------

units or redeemed by the exchangeable shareholder for trust units at any time. ARL may redeem all outstanding exchangeable shares on or before August 29, 2012, and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 100,000 shares. ARL may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.


CASH DISTRIBUTIONS

ARC declared cash distributions of $330 million ($1.80 per unit), representing 74 per cent of 2004 cash flow compared to cash distributions of $279.3 million ($1.80 per unit), representing 71 per cent of cash flow in 2003. The remaining 26 per cent of 2004 cash flow ($118 million) was used to fund 57 per cent of ARC's 2004 capital expenditures ($110.8 million), and make contributions, including interest, to the reclamation fund ($7.2 million). The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Cash flow and cash distributions in total and per unit for 2004 and 2003 were as follows:

2004 Cash Flow and Distributions
                                                 2004       2003        % CHANGE               2004      2003    % CHANGE
--------------------------------------------------------------------------------------------------------------------------
                                                                    ($ millions)                             ($ per unit)
Cash flow from operations                       448.0      396.2              13               2.45      2.61          (6)
Reclamation fund contributions (1)               (7.2)      (6.2)             16              (0.04)    (0.04)         --
Capital expenditures
     funded with cash flow                     (110.8)    (106.6)              4              (0.61)    (0.70)        (13)
Interest on convertible debentures                 --       (4.1)             --                 --     (0.03)         --
Other (2)                                          --         --              --                 --     (0.04)         --
--------------------------------------------------------------------------------------------------------------------------
Cash distributions                              330.0      279.3              18               1.80      1.80          --

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.

(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average trust units in the year.

Monthly cash distributions for the first quarter of 2005 have been set at $0.15 per trust unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.


HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period. Cash distributions for 2004 include distributions paid up to and including December 15, 2004:

CALENDAR YEAR                                    DISTRIBUTIONS(1)            TAXABLE PORTION          RETURN OF CAPITAL
---------------------------------------------------------------------------------------------------------------------
2005 YTD (2)                                              0.30                     0.29(2)                     0.01(2)
2004                                                      1.80                     1.69(3)                     0.11(3)
2003                                                      1.78                     1.51                        0.27
2002                                                      1.58                     1.07                        0.51
2001                                                      2.41                     1.64                        0.77
2000                                                      1.86                     0.84                        1.02
1999                                                      1.25                     0.26                        0.99
1998                                                      1.20                     0.12                        1.08
1997                                                      1.40                     0.31                        1.09
1996                                                      0.81                       --                        0.81
---------------------------------------------------------------------------------------------------------------------
Cumulative                                             $ 14.39                   $ 7.73                      $ 6.66
---------------------------------------------------------------------------------------------------------------------

(1) Based on cash distributions paid in the calendar year.

(2) Based on cash distributions paid in 2005 up to and including February 15, 2005, and estimated taxable portion of 2005 distributions of 95 per cent.

(3) Based on taxable portion of 2004 distributions of 94 per cent.

Page 16
--------------------------------------------------------------------------------

2004 MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid for 2004 along with relevant payment dates are as follows:

                                                    DISTRIBUTION                  TOTAL        TAXABLE          RETURN OF
EX-DISTRIBUTION DATE       RECORD DATE              PAYMENT DATE            DISTRIBUTION        PORTION           CAPITAL
--------------------------------------------------------------------------------------------------------------------------
December 29, 2003          December 31, 2003        January 15, 2004                0.15          0.141             0.009
January 28, 2004           January 31, 2004         February 16, 2004               0.15          0.141             0.009
February 25, 2004          February 29, 2004        March 15, 2004                  0.15          0.141             0.009
March 29, 2004             March 31, 2004           April 15, 2004                  0.15          0.141             0.009
April 28, 2004             April 30, 2004           May 17, 2004                    0.15          0.141             0.009
May 27, 2004               May 31, 2004             June 15, 2004                   0.15          0.141             0.009
June 28, 2004              June 30, 2004            July 15, 2004                   0.15          0.141             0.009
July 28, 2004              July 31, 2004            August 16, 2004                 0.15          0.141             0.009
August 27, 2004            August 31, 2004          September 15, 2004              0.15          0.141             0.009
September 28, 2004         September 30, 2004       October 15, 2004                0.15          0.141             0.009
October 27, 2004           October 31, 2004         November 15, 2004               0.15          0.141             0.009
November 26, 2004          November 30, 2004        December 16, 2004               0.15          0.141             0.009
--------------------------------------------------------------------------------------------------------------------------
Total 2004                                                                          1.80          1.69               0.11

TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. The tables above and following discussion relate to taxation of Canadian unitholders. For a more detailed breakdown and for tax information for foreign or U.S. investors, please visit our website at www.arcenergytrust.com.

For 2004, cash distributions paid in the calendar year will be 94 per cent return on capital (taxable) and six per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 94 per cent is the result of increasing commodity prices and in turn, increasing cash flow of the Trust. Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions; however, the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations, including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature and that are disclosed in Note 18 of the consolidated financial statements.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to approximately $40 to $60 million of capital expenditures by means of giving the necessary authorizations to incur the capital in a future period. This commitment has not been disclosed in the above commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. The Trust has an obligation for future fixed transportation charges, pursuant to one aggregator contract, for which the transportation is not physically being utilized due to a shortage of demand. The Trust has estimated that its total liability for the future transportation charges approximates $10 million over the period 2005 through 2012. This transportation liability will be realized as a reduction of the Trust's net gas price over the corresponding period as the charges are incurred. For all other aggregator contracts, prices received by the Trust closely track to market prices.

Page 17
--------------------------------------------------------------------------------

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.


OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2004. The total obligation for future lease payments under all operating leases is disclosed in the "Contractual Obligations and Commitments" section above.

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of approximately $29.4 million will be paid in 2005 for the put contracts in place at year end. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at December 31, 2004, on the balance sheet. The total obligation for future premium payments is disclosed in the "Contractual Obligations and Commitments" section above and Note 18 of the consolidated financial statements.


IMPACT OF NEW ACCOUNTING POLICIES

In 2004 the Trust implemented the following new accounting policies and instruments pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA"). The implementation of these new policies impacted the financial results for 2004 and comparative periods of 2003 as follows:

Non-Controlling Interest - On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by ARL, a corporate subsidiary of the Trust, are publicly traded and therefore must be presented as non-controlling interest, outside of Unitholders' equity. Previously, the exchangeable shares were reflected as a component of Unitholders' equity. Accordingly, the Trust has reflected a non-controlling interest of $36 million and $36.3 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2004, and 2003. Consolidated net income has been reduced for net income attributable to the non-controlling interest of $4 million and $5.6 million, respectively, in 2004 and 2003. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of retroactive restatement, opening accumulated earnings for 2003 decreased by $5.5 million for the cumulative net income attributable to the non-controlling interest, Unitholders' equity was reduced by $31.7 million and non-controlling interest on the balance sheet increased by $37.2 million.

Hedge Accounting - In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships" and EIC-128 "Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments" that deal with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 ("AcG-13") is intended to harmonize Canadian GAAP with SFAS No.133 "Accounting for Derivatives Instruments and Hedging Activities". AcG-13 is effective for fiscal years beginning on or after July 1, 2003, and upon implementation of AcG-13, accounting in accordance with EIC-128 is required.

The Trust implemented AcG-13 in the first quarter of 2004 along with accounting in accordance with EIC-128. As a result, certain of the Trust's derivative contracts were designated as effective hedges for accounting purposes at January 1, 2004. Commodity and foreign currency contracts that were designated as effective hedges continue to be accounted for in the same manner as in previous periods whereby realized gains and losses on effective hedges are netted against the item to which they relate in the statement of income. Commodity and foreign currency contracts that were not designated as effective hedges for accounting purposes are subject to fair value accounting in accordance with EIC-128, which requires that changes in the fair value of these derivative contracts be reported as income or expense in each reporting period. The income or expense relating to the change in fair value of the derivative contracts is a non-cash (unrealized) expense that has no impact on cash flow but may result in significant fluctuations in net income due to volatility in the underlying market commodity prices and foreign exchange rates.

Prior to implementation of AcG-13 and EIC-128, the Trust accounted for all derivative contracts as effective hedges whereby realized gains and losses on such contracts were included in the statement of income within the corresponding item to which the hedge pertained. Following implementation, realized and unrealized gains and losses on derivative contracts that do not qualify as effective hedges are reported as a separate expense in the statement of income. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

As an example of a commodity derivative contract, the Trust enters into oil and natural gas put options as part of its commodity risk management portfolio. The Trust considers such a transaction to be an effective economic hedge as it reduces exposure to decreases in commodity prices that would adversely impact cash flow and allows the Trust to

Page 18
--------------------------------------------------------------------------------

participate in 100 per cent of the upside over and above the contract price. Per new hedge accounting requirements, this transaction does not qualify as an effective accounting hedge and therefore is subject to fair value accounting.

As a result of implementation of this new standard, 2004 net income decreased by $2.6 million ($4 million before a future income tax recovery of $1.4 million). The entire $4 million decrease in 2004 pre-tax net income was the result of non-cash losses due to changes in the fair value of the contracts. On initial implementation of this standard on January 1, 2004, the Trust recorded an opening deferred charge of $14.6 million equal to the fair value of derivative contracts at that time. The deferred charge was amortized to earnings over the life of the respective contracts in place at January 1, 2004, and was fully amortized as of December 31, 2004. The Trust recorded a derivative asset of $22.3 million and a derivative liability of $26.3 million for the fair value of the derivative contracts as at December 31, 2004 (nil impact in 2003). There was no impact on cash flow as a result of implementing this new standard.

Transportation Costs - Effective in 2004, the Trust revised its presentation of transportation costs in accordance with CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statement of income. The Trust has reclassified previously reported amounts to be consistent with the presentation under this new policy. Transportation costs of $14.8 million and $12 million, respectively, were recorded in 2004 and 2003 as a result of this new policy. There was no impact on net income or cash flow in 2004 nor did it impact restated net income or cash flow in 2003.

Recognition of Temporary Equity for US GAAP Purposes - For Canadian income tax purposes the Trust qualifies as a mutual fund trust by the fact that the Trust's indenture contains redemption provisions. For US GAAP purposes this redemption feature has resulted in the Trust reflecting all of its equity in 2004 and restating its 2003 accounts to record "temporary equity" as prescribed under Emerging Issues Task Force D-98 due to the fact unitholders have a right to have the Trust redeem their units rather than selling the units on the Toronto Stock Exchange. The reclassification of Unitholders' equity to temporary equity is recorded at fair market value of the trust units at year end (see Note 19 of the consolidated financial statements).The Trust's redemption features allow for cash redemptions to a maximum of $100,000 per month at a price calculated at a discount to the market trading price with redemption requests in excess of the $100,000 monthly maximum being satisfied by issuing a 15 year note from ARCResources Ltd. for a maximum amount of $500 million that would rank subordinate to all other creditors and not be listed on any exchange resulting in limited liquidity. Further, the Trust has a termination date of December 31, 2095, if not extended by the unitholders prior to that time, at which time the Trust would commence wind-up activities by redeeming all outstanding units and distributing the remaining assets, if any, to unitholders. As such, it is in management's opinion that the required classification of the Trust's units as "temporary equity" does not meaningfully represent the true nature of the Trust's financial picture. For Canadian GAAP purposes the proceeds of units issued has been classified on the balance sheet as "Unitholder's Capital".


FINANCIAL REPORTING UPDATE

In addition to the above policies implemented in 2004, the following new and amended standards and proposed standards have been reviewed by the Trust:

Variable Interest Entities - In June 2003 the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" that deals with the consolidation of entities which are subject to control on a basis other than ownership of voting interests. This new guideline is effective for fiscal years beginning on or after November 1, 2004. The Trust has assessed that this guideline has no current or future impact based on the current structure. The Trust will consider the applicability of this guideline in the future and assess the appropriate financial statement implications at that time.

Redeemable or Retractable Shares - On November 5, 2004, the CICA issued EIC-149 "Accounting for Retractable or Mandatorily Redeemable Shares" that lists specific criteria required to be met in order for entities to reflect trust units and exchangeable shares as either a liability or equity in their financial statements. The trust units and exchangeable shares meet the required criteria to be reflected as Unitholders' equity and no additional presentation or disclosure is required.

Financial Instruments - Recognition and Measurement - On January 27, 2005, the Accounting Standard's Board (AcSB) issued CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement", CICA Handbook section 1530 "Comprehensive Income" and CICA Handbook section 3865 "Hedges" that deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are intended to harmonize Canadian standards with United States and International accounting standards and are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact the Trust in future periods and the resulting impact will be assessed at that time.


CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Page 19
--------------------------------------------------------------------------------

The Trust's financial and operating results incorporate certain estimates including:

a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
b) estimated capital expenditures on projects that are in progress;
c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves which the Trust expects to recover in the future;
d) estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
f) estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.


SARBANES-OXLEY UPDATE

On July 31, 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX"). SOX applies to all companies registered with the Securities and Exchange Commission ("SEC"). Although ARC is not listed on a U.S. stock exchange, the Trust is registered with the SEC as a result of having acquired Startech Energy Inc. in 2001 and therefore is required to comply with the SOX legislation. There are various components to the SOX legislation, however the most comprehensive is Section 404 "Internal Controls Over Financial Reporting".
Section 404 requires that management undertake the following:

o   identify and document internal controls that impact financial reporting;

o   assess the effectiveness of those internal controls;

o remediate any deficiencies in internal controls and/or implement any required controls that are not already in place;

o   test the internal controls to ensure that they are operating effectively;
    and

o issue a report, to be signed by the CEO and CFO, on management's assessment of the effectiveness of internal controls and communicate any material weaknesses.

ARC is currently required to comply with section 404 of the SOX legislation on December 31, 2005. In conjunction with the 2005 year end audit, ARC's external auditors will audit the Trust's internal controls and will issue two opinions, one on the auditor's assessment of the effectiveness of internal controls and one on the auditor's opinion on management's assessment of the same internal controls.

The Trust currently has a comprehensive plan and a dedicated team of individuals in place to execute the plan of meeting the SOX Section 404 compliance date.

In addition to SOX, ARC is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). ARC is currently complying with this legislation by filing Bare Interim and Annual Certificates. It is expected that ARC will be required to file a Full Annual certificate in conjunction with the December 31, 2006, year end. The Canadian requirements closely parallel the SEC's certification rules; however, currently there is no requirement to have an external auditor's opinion on the Trust's internal controls or management's assessment thereof.


OBJECTIVES AND 2005 OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust has provided unitholders with the following one, three and five year returns:

TOTAL RETURNS
($ PER TRUST UNIT EXCEPT FOR PER CENT)                 ONE YEAR     THREE YEAR    FIVE YEAR
--------------------------------------------------------------------------------------------
Distributions per trust unit                               1.80           5.16         9.48
Capital appreciation per trust unit                        3.16           5.80         9.15
--------------------------------------------------------------------------------------------
Total return per trust unit                           $    4.96      $   10.96      $ 18.63
Annualized total return per trust unit                    35.8%          29.3%        39.6%
--------------------------------------------------------------------------------------------

Page 20
--------------------------------------------------------------------------------

To the end of 2004, the Trust has provided cumulative cash distributions of $14.24 per trust unit and capital appreciation of $7.90 per trust unit for a total return of $22.14 per trust unit (24.3 per cent annualized total return) for unitholders who invested in the Trust at inception.

The key future objectives of the Trust's business plan, as identified below, are reviewed by the Board annually. In 2004 the Trust was successful in meeting all of its objectives, which are individually addressed below.

o Annual reserve replacement - The Trust incurred a slight decrease in 2004 reserves as a result of the divestment of non-core assets in 2004. However, the Trust's change in oil and gas reserves, excluding the disposition, validated the successful nature of the Trust's internal development program in 2004.

o Ensuring acquisitions are strategic and enhance unitholder returns - The Trust completed two small corporate acquisitions in 2004, which resulted in increased ownership in certain key properties and provide for future development potential for the Trust.

o Controlling costs - Costs of developing properties, operating costs and G&A expenses - In 2004 the Trust continued to closely monitor operating expenses and divested of higher cost properties. This resulted in relatively unchanged operating costs despite increasing cost trends throughout the industry in 2004. The Trust realized lower interest expense due to lower debt levels in 2004. Cash G&A expenses increased slightly in 2004 as a result of increased industry competition for employees resulting in increased compensation levels. The Trust's three year average cost of developing properties is expected to be one of the lowest in the trust sector as disclosed in a press release dated February 16, 2005, on year end 2004 oil and gas reserves.

o Actively hedging a portion of the Trust's production to protect minimum distributions - The Trust updated its hedging strategy in late 2004 with the objective of maintaining cash flow and distributions, while allowing the Trust to participate in a greater portion of the upside in a rising commodity price environment.

o Conservative utilization of debt - The Trust's debt levels were under 10 per cent of total capitalization and debt to 2004 cash flow was 0.6 times for the year ended 2004.

o Continuously developing the expertise of our staff and seeking to hire and retain the best in the industry - The Trust continued to assess compensation levels in the industry to ensure that the Trust's compensation is competitive so as to ensure that we can attract and retain the best employees. In addition, the Trust implemented a new Whole Unit Plan that is a long-term incentive based plan for all employees of the Trust.

o Demonstrating leadership - The Trust led an industry initiative to lobby the Province of Alberta to provide limited liability protection for investors in income and royalty trusts. On July 1, 2004, limited liability protection was put in place for Alberta registered trusts. ARC continues to be viewed as an industry leader on this and other industry initiatives.

o Promoting the use of proven and effective technologies - The Trust continues to research new technologies in an effort to conduct its operations in the most efficient and cost effective manner.

o Being an industry leader in the environment, health and safety area - The Trust was recognized as a Gold Champion Level Reporter again in 2004 under the Canada Climate Change VCR initiative for reducing greenhouse gas emissions. In addition, the Trust continues to focus on safety as a number one consideration in conducting its operations.

o Continuing to actively support local initiatives in the communities in which we operate and live - The Trust is actively involved in charitable and philanthropic causes both in Calgary and in the rural communities in which it operates. ARC continued to be a strong supporter of the United Way, Alberta Cancer Foundation, Alberta Children's Hospital and many community organizations in rural centres.

During 2005 ARC will continue to be active with a robust drilling and development program on its diverse asset base. The $240 million capital expenditure budget for 2005 is the largest in the Trust's history, excluding acquisitions. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells. The 2004 drilling program resulted in a 99 per cent success rate. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

The low debt levels and strong working capital position provide the Trust with the financial flexibility to fund the 2005 capital expenditure program and be poised to take advantage of accretive acquisition opportunities.

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Following is a summary of the Trust's 2005 Guidance issued by way of press release on January 3, 2005:

                                                             2005 GUIDANCE         ACTUAL 2004        % CHANGE
---------------------------------------------------------------------------------------------------------------
Production (boe/d)                                                  54,800              56,870             ( 4)
Expenses ($/boe):
     Operating costs                                                  7.00                6.71               4
     Transportation                                                   0.70                0.71              (1)
     G&A expenses - cash                                              1.25                1.03              21
     G&A expenses - stock compensation plans                          0.30                0.39             (23)
     Interest                                                         0.75                0.64              17
     Taxes                                                            0.15                0.14               7
Capital expenditures ($ millions)                                      240                 194              24
Weighted average trust units (millions)                              191.0               183.1               3
---------------------------------------------------------------------------------------------------------------

2005 CASH FLOW SENSITIVITY

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

                                                   IMPACT ON ANNUAL CASH FLOW             IMPACT ON ANNUAL DISTRIBUTIONS (2)
                                           ASSUMPTION        CHANGE         $/UNIT                 %           $/UNIT
----------------------------------------------------------------------------------------------------------------------------
Business environment
Oil price (US$WTI/barrel) (1)               $  40.00        $ 1.00         $   0.05              2.1%         $   0.04
Natural gas price (CDN$AECO/mcf) (1)        $   6.00        $ 0.10         $   0.03              1.1%         $   0.02
USD/CAD exchange rate                       $   0.82        $ 0.01         $   0.04              1.7%         $   0.03
Interest rate on debt                           4.9%          1.0%         $   0.01              0.6%         $   0.01
----------------------------------------------------------------------------------------------------------------------------
Operational
Liquids production volume (bbls/d)            26,500          1.0%         $   0.01              0.6%         $   0.01
Gas production volumes (mmcf/d)                170.0          1.0%         $   0.02              0.6%         $   0.01
Operating expenses per boe                  $   7.00          1.0%         $   0.01              0.3%         $   0.01
Cash G&A expenses per boe                   $   1.25         10.0%         $   0.02              0.6%         $   0.01
----------------------------------------------------------------------------------------------------------------------------

(1) Analysis does not include the effect of hedging.
(2) Analysis assumes a 20 per cent holdback on distributions.


ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results as follows:


RESERVE ESTIMATES
The reserve and recovery information contained in ARC's independent reserve evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserve evaluator. A significant portion of the principal properties acquired in the Star acquisition have relatively short production histories that may make estimates on those properties more subject to revisions. The reserve report was prepared using certain commodity price assumptions that are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserve reports, the present value of estimated future net cash flows for the Trust's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.


VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, and therefore the amount of distributions paid to the unitholders will be dependent on the prices received for oil and natural gas production. Oil and gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Trust's financial condition and therefore on the distributions to the holders of trust units. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If ARC hedges its commodity price exposure, the Trust will forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.


VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in a significant increase in the amount the Trust pays to service debt, resulting in a decrease in distributions to unitholders. World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Trust's net production revenue. In addition, the exchange

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rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production, which may affect future distributions. ARC has initiated certain hedges to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/U.S. exchange rates will impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

The Trust carries on all of its Saskatchewan operations through a trust structure. As a result of this structure, the Trust is not subject to Saskatchewan capital tax because the Saskatchewan capital tax legislation only applies to corporations. Due to the increase in the number of oil and gas producers that are now operating in Saskatchewan through a trust structure, the Saskatchewan government is currently considering the inclusion of trusts into its capital tax legislation. If the Saskatchewan capital tax legislation is amended to include trusts, the Trust will effectively be subject to a 3.6 per cent resource surcharge on all of its oil and gas working interest revenue earned in Saskatchewan.


CHANGES IN LEGISLATION

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts, assessment of provincial capital taxes and resource taxation deductions and allowances, may in the future be changed or interpreted in a manner that adversely affects the Trust and its unitholders. Tax authorities having jurisdiction over the Trust or the unitholders may disagree with how the Trust calculates its income for tax purposes or could change administrative practices to the detriment of the Trust or the detriment of its unitholders. ARC intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and its unitholders.


OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions, resulting in damage to operating subsidiaries of the Trust and possible liability to third parties. ARC will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable cash.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction of the distributions could result in such circumstances.


EXPANSION OF OPERATIONS

The operations and expertise of management of the Trust are currently focused on conventional oil and gas production and development in the western Canadian sedimentary basin. In the future, the Trust may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oilsands project. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Trust being adversely affected.


ACQUISITIONS

The price paid for reserve acquisitions is based on engineering and economic estimates of the reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, natural gas liquids and sulphur from those anticipated at the time of marking such assessments will affect the amount of future distributions and as such, the value of the trust units. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.

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ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC. Although ARC has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. Additionally, the potential impact on the Trust's operations and business of the December 1997 Kyoto Protocol, which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases, is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.


DEBT SERVICE

Amounts paid in respect of interest and principal on debt will reduce distributions. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of distributions. Certain covenants of the agreements with ARC's lenders may also limit distributions. Although ARC believes the credit facilities will be sufficient for the Trust's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust, or that additional funds will be able to be obtained.

The lenders will be provided with security over substantially all of the assets of ARC. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the working interests.


DEPLETION OF RESERVES
The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions, absent commodity price increases or cost-effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. ARC will not be reinvesting cash flow in the same manner as other industry participants, as ARC conducts only minimal exploratory activities; nor to the same extent as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions. Accordingly, absent capital injections, ARC's initial production levels and reserves will decline.

ARC's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Trust's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional trust units become limited or unavailable, ARC's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that ARC is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributors will be reduced.

There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.


NET ASSET VALUE

The net asset value, utilizing assumptions by independent engineers, of the assets of the Trust will vary from time to time dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the trust units, from time to time are also determined by a number of factors that are beyond the control of management; and such trading prices may be greater than the net asset value of the Trust's assets.


ADDITIONAL FINANCING

In the normal course of making capital investments to maintain and expand the oil and gas reserves of the Trust, additional trust units are issued from treasury that may result in a decline in production per trust unit and reserves per trust unit. Additionally, from time to time the Trust issues trust units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely, to the extent that external sources of capital, including the issuance of additional trust units, become limited or unavailable, the Trust's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that ARC is required to use cash flow to finance capital expenditures or property acquisitions, to pay debt service charges or to reduce debt, the level of distributable income will be reduced.


COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry that are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. ARC competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust.

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RETURN OF CAPITAL

Trust units will have no value when reserves from the properties can no longer be economically produced and as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both a return of capital and a return of investment.


MAINTENANCE OF DISTRIBUTIONS

ARC has adopted a general policy of investing approximately 20 per cent of annual cash flow from the properties in capital expenditures for the development and exploitation of the properties in order to mitigate the natural declines in production from the properties. There can be no assurance that capital expenditures in the amounts invested and planned to be invested can be maintained, nor that the volumes of production can be maintained at current levels; nor as a consequence, that the amount of distributions by the Trust to unitholders can be maintained at current levels.


NON-RESIDENT OWNERSHIP OF TRUST UNITS

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust intends to comply with the requirements of the Tax Act for "mutual fund trusts" at all relevant times. In this regard, the Trust shall among other things, monitor the ownership of the trust units to carry out such intentions. The Trust Indenture provides that if at any time the Trust becomes aware that the beneficial owners of 50 per cent or more of the trust units then outstanding are or may be non-residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out the foregoing intention.


NATURE OF TRUST UNITS

The trust units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. The trust units represent a fractional interest in the Trust. As holders of trust units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation. The Trust's sole assets will be the royalty interests in the properties. The price per trust unit is a function of anticipated distributable income, the properties acquired by ARC and ARC's ability to effect long-term growth in the value of the Trust. The market price of the trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the trust units.


ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at www.sedar.com.